SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

UGLY DUCKLING CORPORATION
 (Name of Subject Company)

UGLY DUCKLING CORPORATION
 (Name of Person Filing Statement)

Common Stock, par value $.001 per share
(Title of Class of Securities)

903512 10 1
(CUSIP Number of Class of Securities)

Frank P. Willey
Chairman of the Special Transaction Committee of the Board of Directors
c/o P. Robert Moya, Esq.
Quarles & Brady Streich Lang LLP
One Renaissance Square
Two N. Central Avenue
Phoenix, Arizona 85004-2391
(Name, address and telephone number of persons authorized to receive notices and communications on behalf of the persons filing statement)

With Copies To:

P. Robert Moya, Esq.
Quarles & Brady Streich Lang LLP
One Renaissance Square
Two N. Central Avenue
Phoenix, Arizona 85004-2391

Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

ITEM 1. Subject Company Information.

         The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with Exhibits and Annexes hereto, this “Statement”) relates is Ugly Duckling Corporation, a Delaware corporation (“Ugly Duckling” or the “Company”). The address of the principal executive offices of the Company is 4020 East Indian School Road, Phoenix, Arizona 85018. The telephone number of Ugly Duckling at its principal executive offices is (602) 852-6600.

         The title of the class of equity securities to which this Statement relates is the Company’s common stock, par value $0.001 per share (the “Common Stock”). As of December 6, 2001, there were 12,273,749 shares of the Common Stock outstanding.

ITEM 2. Identity and Background of Filing Person.

         The Company is the filing person. The name, business address and telephone number of the Company are set forth in Item 1 above.

         This Statement relates to the tender offer by Ernest C. Garcia, II, the Company’s Chairman and principal stockholder (the “Purchaser”), to purchase all of the outstanding Common Stock not owned by the Purchaser, at a purchase price of $2.51 in cash per share (the “Offer Price”), upon the terms and subject to the conditions set forth in the Purchaser’s Offer to Purchase, dated November 26, 2001 (the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal” which, together with the Offer to Purchase and any amendments or supplements thereto, collectively constitute the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the “Schedule TO”), filed by Mr. Garcia with the Securities and Exchange Commission on November 26, 2001.

         As set forth in the Schedule TO, Mr. Garcia’s business address is 2575 E. Camelback Road, Suite 700, Phoenix, Arizona 85016, and his business telephone number is (602) 778-5000.

         All information contained or incorporated by reference in this Statement concerning Mr. Garcia and his affiliates (other than the Company), as well as actions or events respecting any of them, was provided for inclusion herein by Mr. Garcia or obtained from reports or statements filed by Mr. Garcia with the Securities and Exchange Commission, including without limitation, the Schedule TO. The Company assumes no responsibility for that information.

ITEM 3. Past Contacts, Transactions, Negotiations and Agreements

         Conflicts of Interest.

         In considering the position that the Board of Directors of the Company has taken with respect to the Offer, the stockholders of the Company should be aware that the executive officers and directors of the Company have interests in connection with the Offer that present them with actual or potential conflicts of interest, as summarized below.

         Director and Officer Ownership of Shares. Officers and directors of the Company other than Mr. Garcia who own shares of Common Stock will receive the Offer Price in the Offer on the same terms as the unaffiliated stockholders. As of December 6, 2001, the members of the Board of Directors and executive officers of the Company other than Mr. Garcia owned in the aggregate 227,253 shares of Common Stock and will receive a payment for their shares in the aggregate amount of $570,405, assuming that they tender all of their shares in the Offer.

         Stock Options. As of December 6, 2001, directors and executive officers of the Company other than Mr. Garcia held vested options issued under the Company’s employee benefit plans to acquire an aggregate of 412,999 shares of Common Stock, with exercise prices ranging from $2.59 to $9.69 per share. Holders of vested options who wish to tender the underlying shares in the Offer must exercise their options and purchase shares of Common Stock and then tender the shares pursuant to the Offer.

         Continued Employment of Officers and Directors following the Offer. If Mr. Garcia consummates the Offer, he has disclosed in the Schedule TO that the current executive officers of the Company would remain in place. The Schedule TO states that Mr. Garcia may be interested in changing the composition of the Board of Directors upon successful consummation of the Offer.

         Indemnification and Related Arrangements. The Company’s certificate of incorporation and bylaws contain limited immunities from monetary liability for the directors and limited rights to indemnification in favor of the directors and officers. The directors and officers are also covered by director and officer liability insurance, and have indemnification agreements with the Company.

         Certain Arrangements between the Company and its Executive Officers, Directors and Affiliates.

         Certain agreements, arrangements and understandings between the Company and its executive officers, directors or affiliates are described in the Company’s Proxy Statement for the Annual Meeting of Stockholders to be held on December 20, 2001, which was mailed to stockholders under cover of letter dated November 14, 2001, under the following captions: “Board of Directors, Board Committees and other Board Information,” “Proposal To Be Voted On Item No. 2 – Issuance of Warrants,” “Security Ownership of Certain Beneficial Owners and Management,” “Compensation of Executive Officers, Benefits and Related Matters,” and “Certain Relationships and Related Transactions.” These items are filed with the Commission as an Exhibit to this Statement and are incorporated herein by reference.

ITEM 4. The Solicitation or Recommendation.

         As more fully described below, Ugly Ducking is unable to take a position at this time on Mr. Garcia’s $2.51 per share offer given the possibility of an increased offer price or a negotiated transaction.

         Background

         In October 2000, Mr. Garcia made a proposal to the Board of Directors of the Company to merge the Company with a to-be-formed entity beneficially owned by Mr. Garcia. As part of the proposed merger, each stockholder other than Mr. Garcia would have received $2.50 in cash and $6.00 in subordinated debt per share of Common Stock. The Board appointed a special committee composed of two independent directors to consider and evaluate the proposal and the special committee retained its own counsel. After discussions with the Board of Directors of the Company and the special committee, Mr. Garcia withdrew the proposal on October 27, 2000.

         Subsequent to the initial merger proposal, Mr. Garcia approached the officers and directors of the Company regarding the possibility of a modified acquisition proposal by Mr. Garcia, or an entity beneficially owned by Mr. Garcia. Mr. Garcia submitted a written merger proposal to the Board of Directors in April 2001. As part of the proposed merger, each stockholder other than Mr. Garcia would have received $2.00 in cash and $5.00 in subordinated debt per share of Common Stock. The subordinated debt was proposed to have a 10 year term, interest payable at 10% and interest only payments semi-annually until maturity. The proposal also included an option for Gregory B. Sullivan, president and chief executive officer of the Company, to acquire a 20% equity interest in the to-be-formed entity.

         Thereafter, the Board appointed a special committee composed of two independent directors to consider and evaluate the proposal. The special committee retained an investment banker and its own counsel. The special committee sought offers from third parties for alternative transactions, but did not receive any serious offers. The special committee and Mr. Garcia negotiated various terms of the offer including the purchase price per share. As a result of the negotiations, Mr. Garcia proposed an increased merger consideration of $7.50 per share, composed of $2.00 cash and $5.50 in principal amount of subordinated debentures maturing in 10 years. The proposed modification also provided for Mr. Sullivan to acquire a 10% ownership interest in Mr. Garcia’s to-be-formed entity before the effective time of the merger (rather than an option to acquire a 20% interest after the merger), such that, after giving effect to the merger, Mr. Garcia and Mr. Sullivan would be the only stockholders of Ugly Duckling. In addition, the terms of the notes were modified to provide for a sinking fund provision.

         After the tragic events occurring on September 11, 2001, Mr. Garcia withdrew his merger proposal citing such events and the resulting uncertainty of the economy.

         In November 2001, Mr. Garcia informed the Board of Directors that he intended to commence the Offer. Shortly thereafter, the Board of Directors authorized and directed a special committee composed of four independent directors (the “Special Transaction Committee”) to review and consider the terms of the Offer and make a recommendation to the Board regarding the position the Board should take with respect to the Offer. The Committee retained an investment banker and its own counsel.

         On December 5, 2001, Mr. Garcia presented to the Board of Directors and the Special Transaction Committee a proposal to modify the terms and structure of the Offer. Mr. Garcia’s proposal is being evaluated by the Committee and the Committee is engaged in discussions with Mr. Garcia regarding the proposed terms and structure. Because of the possibility of an increase in the Offer Price and/or a negotiated transaction between the Company and Mr. Garcia, the Company is unable to take a position at this time on a recommendation to stockholders.

         Intent to Tender

         To the best of the Company’s knowledge, as of the date hereof, none of the executive officers, directors, subsidiaries or affiliates of the Company, currently intends to tender pursuant to the Offer any shares held of record or beneficially owned by them.

ITEM 5. Persons/Assets Retained, Employed, Compensated or Used.

         The Special Transaction Committee entered into a letter agreement with U.S. Bancorp Piper Jaffray dated as of November 30, 2001 (the “Engagement Letter”), pursuant to which the Special Transaction Committee engaged U.S. Bancorp Piper Jaffray to act as its exclusive financial advisor in connection with the Offer. Subject to the terms and conditions of the Engagement Letter, U.S. Bancorp Piper Jaffray agreed to act as exclusive financial advisor to the Special Transaction Committee and to assist the Committee with a financial analysis of the Offer or an alternate transaction and, if requested by the Committee, to render an opinion to the Committee regarding the fairness, from a financial point of view, to the Company’s stockholders of the Offer Price or other consideration to be received by the stockholders in the Offer or an alternate transaction. In connection with the Engagement Letter, the Company agreed to pay U.S. Bancorp Piper Jaffray a fee of $250,000 to be paid upon delivery of U.S. Bancorp Piper Jaffray’s financial analysis to the Committee, and an additional fee of $300,000 in the event that U.S. Bancorp Piper Jaffray were asked to and did render an opinion with regard to the fairness, from a financial point of view, to the Company’s stockholders of the Offer Price or other consideration in the Offer or an alternate transaction. In addition, the Company has agreed to reimburse U.S. Bancorp Piper Jaffray for its reasonable out of pocket expenses in connection with its engagement and to indemnify U.S. Bancorp Piper Jaffray against certain liabilities incurred in connection with its engagement, including liabilities under federal securities laws.

         In May 2001, U.S. Bancorp Piper Jaffray was engaged by the Company to render financial advisory services to a special committee of the Board of Directors on an exclusive basis concerning the special committee’s assessment of Mr. Garcia’s April 16, 2001 merger proposal and alternatives to that proposal. U.S. Bancorp Piper Jaffray was paid a cash fee of $100,000 in connection with the engagement, and was reimbursed for its expenses.

         U.S. Bancorp Piper Jaffray provided services to the Company in connection with the sale of an affiliated company, Cygnet Dealer Finance, Inc. to Mr. Garcia in December 1999. U.S. Bancorp Piper Jaffray acts as a market maker for the Company’s Common Stock and in the past has issued research reports and recommendations on the Company’s Common Stock.

         The Special Committee also retained the firm of Quarles & Brady Streich Lang LLP to act as legal advisor to the Special Transaction Committee in connection with the Offer.

         Except as disclosed herein, neither the Company nor any person acting on its behalf currently intends to employ, retain or compensate any other person to make solicitations or recommendations to holders of Shares on the Company’s behalf concerning the Offer.

ITEM 6. Interest in Securities of the Subject Company.

         Except for (i) Mr. Garcia’s open market purchase of 350,000 shares of Common Stock for $2.51 per share on November 1, 2001 and (ii) Mr. Garcia’s purchase of 215,100 shares of Common Stock for $2.51 per share on November 8, 2001, no transactions in Common Stock have been effected during the past 60 days by Ugly Duckling or, to the knowledge of Ugly Duckling, by any executive officer, director or affiliate of the Company.

ITEM 7. Purposes of the Transaction and Plans or Proposals.

         Except as set forth in this Statement, Ugly Duckling is not currently undertaking or engaged in any negotiations in response to the Offer that relate to (1) a tender offer for or other acquisition of Ugly Duckling’s securities by Ugly Duckling, any subsidiary of Ugly Duckling or any other person; (2) an extraordinary transaction, such as a merger, reorganization or liquidation, involving Ugly Duckling or any subsidiary of Ugly Duckling; (3) a purchase, sale or transfer of a material amount of assets of Ugly Duckling or any subsidiary of Ugly Duckling; or (4) any material change in the present dividend rate or policy, or indebtedness or capitalization of Ugly Duckling.

         Except as set forth in this Statement, there are no transactions, resolutions of the Board, agreements in principle, or signed contracts in response to the Offer that relate to one or more of the events referred to in the preceding paragraph.

ITEM 8. Additional Information.

         Antitrust

         The acquisition by Mr. Garcia of Common Stock pursuant to the Offer is exempt from the reporting and waiting period requirements imposed by the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

         State Anti-takeover Statute

         Section 203 of the Delaware General Corporation Law generally prohibits a Delaware corporation such as Ugly Duckling from engaging in a “business combination” (defined to include a variety of transactions, including tender offers) with an “interested stockholder” (defined generally as a person that beneficially owns at least 15% of the outstanding voting stock of the subject corporation) for three years after the date on which that person became an interested stockholder unless, before that date, the board of directors of the corporation approved either the business combination or the transaction which resulted in that person becoming an interested stockholder. These restrictions are not applicable to the Offer because Ugly Duckling, by a provision in its certificate of incorporation, has effectively opted out of Section 203.

         Appraisal

         Holders of Common Stock do not have statutory appraisal rights as a result of the Offer.

         Litigation

         On March 20, 2001, a stockholder derivative complaint was filed, purportedly on behalf of the Company, in the court of Chancery for the State of Delaware in New Castle County, captioned Berger v. Garcia, et al., No. 18746NC. The complaint alleges that the Company’s current directors breached fiduciary duties owed to the Company in connection with certain transactions between the Company and Mr. Garcia and various entities controlled by Mr. Garcia. The complaint was amended on April 17, 2001 to add a second cause of action, on behalf of all persons who own Common Stock and their successors in interest, which alleges that the Company’s current directors breached fiduciary duties in connection with the proposed acquisition by Mr. Garcia of all of the outstanding shares of Common Stock not owned by him. The Company is named as a nominal defendant in the action. The original cause of action seeks to void all transactions deemed to have been approved in breach of fiduciary duty and recovery by the Company of alleged compensatory damages sustained as a result of the transactions. The second cause of action seeks to enjoin the Company from proceeding with the proposed acquisition by Mr. Garcia, or, in the alternative, awarding compensatory damages to the class.

         Following Mr. Garcia’s offer in early April 2001 to purchase all outstanding shares of Common Stock, five additional and separate purported stockholder class action complaints were filed between April 17, and April 25, 2001 in the Court of Chancery for the State of Delaware in New Castle County. They are captioned Turberg v. Ugly Duckling Corp., et al., No. 18828NC, Brecher v. Ugly Duckling Corp., et al., No. 18829NC, Suprina v. Ugly Duckling Corporation, et al., No. 18830NC, Benton v. Ugly Duckling Corp., et al., No. 18843NC. These lawsuits were very similar to the lawsuits that were filed in connection with Mr. Garcia’s offer to take the Company private in early October of 2000. Mr. Garcia withdrew his offer to take the Company private in the latter part of October 2000, and in March of 2001 all of the outstanding lawsuits filed in connection with that offer were voluntarily dismissed by the plaintiffs.

         With respect to the lawsuits filed in April of 2001, each complaint alleges that the Company, and its directors, breached fiduciary duties in connection with the proposed acquisition by Mr. Garcia of all of the outstanding shares of Common Stock not owned by him. The complaints seek to enjoin the proposed acquisition by Mr. Garcia and to recover compensatory damages caused by the proposed acquisition and the alleged breach of fiduciary duties. All of these cases were consolidated June 5, 2001.

         In September of 2001, Mr. Garcia withdrew his offer to purchase the outstanding Common Stock. On November 26, 2001 Mr. Garcia initiated the Offer. Prior to doing so, on November 16, 2001, Mr. Garcia announced his intention of initiating the Offer. That same day, the plaintiffs amended the consolidated cases to re-allege the derivative claims and replaced the class claims related to the April 16th proposal with class claims challenging and seeking to enjoin the Offer. The amended complaint alleges that the defendants have breached or aided and abetted in the breach of their fiduciary duties, and seeks to void the transactions challenged in the derivative claims and recover compensatory damages on behalf of the purported class and the Company.

         Other Material Information

         The information contained in all of the Exhibits referred to in Item 9 below is incorporated herein by reference.

ITEM 9. Exhibits.

         The following are exhibits to this Statement.

Exhibit No.	Description

(1)	Letter to Stockholders dated December 7, 2001[1]

(2)	Selected Sections of the Company’s Proxy Statement dated November 14, 2001[2]

(3)	Company’s Press Release, dated December 4, 2001

SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

UGLY DUCKLING CORPORATION

By: /s/ JON D. EHLINGER Name: Jon D. Ehlinger Title: Vice President, Secretary & General Counsel

Dated:	December 7, 2001

[1] Filed herewith and included in copies of this Statement mailed to the Company’s stockholders.

[2] Filed herewith.

EXHIBIT INDEX

Exhibit No.	Description

(1)	Letter to Stockholders dated December 7, 2001

(2)	Selected Sections of the Company’s Proxy Statement dated November 14, 2001

(3)	Company’s Press Release dated December 4, 2001